SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DELIA*S CORP.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

24688Q101

(CUSIP Number)

STEPHEN I. KAHN C/O DELIA*S CORP. 435 HUDSON STREET, 5TH FL. NEW YORK, NEW YORK 10014 (212) 807-9060	AND	JEFFREY A. HORWITZ, ESQ. PROSKAUER ROSE LLP 1585 BROADWAY NEW YORK, NEW YORK 10036-8299 (212) 969-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24688Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stephen I. Kahn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,221,186

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,221,186

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,221,186

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 26.6%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Geraldine Karetsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,733,703

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,345,140

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,345,140

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Christopher C. Edgar

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,575,433

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,575,433

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,575,433

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 3.0%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Evan Guillemin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 529,364

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 529,364

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 529,364

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 to a Statement on Schedule 13D of the Reporting Persons amends and restates in its entirety such Schedule 13D.  This Amendment is being filed because, as described further below, certain of the Reporting Persons have agreed to tender shares of common stock of the Issuer over which the Reporting Persons have dispositive power in a third-party cash tender offer for all of the Issuer’s securities, effecting a change of the beneficial ownership of such Reporting Persons.  The Reporting Persons disclaim membership in a group for purposes of this Report.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this "Statement") relates to the Class A common stock, par value $.01 per share (the "Common Stock"), of dELiA*s Corp., a Delaware corporation formerly known as iTurf Inc. (the "Issuer"), which has its principal executive offices at 435 Hudson Street, New York, New York 10014.

Item 2.	Identity and Background
(a) Name
(b) Residence or business address
(c) Present principal occupation or employment

         Stephen I. Kahn
       c/o dELiA*s Corp.
       435 Hudson Street
       New York, NY  10014
       Chairman of the Board of Directors and Chief Executive
       Officer of the Issuer

         Geraldine Karetsky
       1660 Silverking Drive
       Aspen, CO 81611
       Member of the Board of Directors of the Issuer
       Private Investor
       Self-employed

         Christopher C. Edgar
       c/o dELiA*s Corp.
       435 Hudson Street
       New York, NY  10014
       Vice-Chairman of the Board of Directors of the Issuer

         Evan Guillemin
       c/o dELiA*s Corp.
       435 Hudson Street
       New York, NY  10014
       Director and Chief Financial Officer of the Issuer

(d) and (e)

During the last five years, none of the reporting persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship
All of the reporting persons are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Except for the shares of Common Stock issued to the Reporting Persons pursuant to the Agreement and Plan of Merger, dated as of August 16, 2000 (the "Merger Agreement"), by and among the Issuer, iTurf Breakfast Corp., a wholly owned subsidiary of the Issuer, and dELiA*s Inc., incorporated herein by reference as Exhibit 1 and the shares underlying the warrants issued pursuant to the Put Option Agreement, among Stephen I. Kahn, Geraldine Karetsky, Christopher C. Edgar and Evan Guillemin dated May 12, 2003 (the “Put Option Agreement”), incorporated herein by reference as Exhibit 8, the shares of Common Stock beneficially owned by the Reporting Persons were acquired by the Reporting Persons using personal funds.

Item 4.	Purpose of Transaction

Except as otherwise described in this Statement, the Reporting Persons hold their Common Stock for investment purposes and currently have no plans to acquire additional shares of Common Stock.

Each Reporting Person entered into separate Securities Purchase Agreements with the Issuer, each dated May 12, 2003, incorporated herein by reference as Exhibits 5 (Mr. Kahn), 6 (Ms. Karetsky), 13 (Mr. Edgar) and 14 (Mr. Guillemin), pursuant to which the Reporting Persons purchased shares of Common Stock at a price of $.37 per share and in the following amounts:  Mr. Kahn, 4,054,054 shares, Ms. Karetsky, 2,702,703 shares, Mr. Edgar, 337,838 shares and Mr. Guillemin, 202,703 shares.  The Reporting Persons are also party to a Registration Rights Agreement relating to such shares incorporated herein by reference as Exhibit 7.

The Reporting Persons are parties to a Put Option Agreement, among the Reporting Persons and the Issuer, dated May 12, 2003 (the “Put Option Agreement”), incorporated herein by reference as Exhibit 8.  Pursuant to and in consideration of the Put Option Agreement, the Issuer issued a warrant to each Reporting Person (incorporated by reference to Exhibits 9-12), exercisable from September 1, 2003 until May 12, 2005, for the purchase of shares of Common Stock at $.37 per share in the following amounts:  Mr. Kahn, 333,333 shares, Ms. Karetsky, 222,222 shares, Mr. Edgar, 27,778 shares and Mr. Guillemin, 16,667 shares.

On July 30, 2003, the Issuer entered into an Acquisition Agreement (the “Acquisition Agreement”) with Alloy, Inc. (“Alloy”) and Dodger Acquisition Corp. (“Merger Sub”), a wholly owned subsidiary of Alloy, which agreement is incorporated by reference as Exhibit 15.  Pursuant to the Acquisition Agreement, as promptly as possible, but in no event later than August 6, 2003, Merger Sub shall commence an offer to purchase for cash all of the Common Stock, at a price of $0.928 per share, net to the seller in cash, subject to the tender of not less than a majority of the outstanding shares of Common Stock.  Upon the closing of the tender offer, upon the terms and subject to the conditions set forth in the Acquisition Agreement and in accordance with the General Corporation Law of the State of Delaware, the Merger Sub shall be merged with and into the Issuer with the Issuer as the surviving corporation.

In connection with the execution of the Acquisition Agreement, Stephen I. Kahn and Geraldine Karetsky entered into a Tender and Stockholder Support

Agreement (the “Support Agreement”), dated July 30, 2003, among Alloy, Merger Sub and the Reporting Persons, pursuant to which the Reporting Persons agreed, subject to certain exceptions, not to transfer their Common Stock and to tender their shares of Common Stock to Merger Sub during the tender offer period.  The Support Agreement is incorporated herein by reference as Exhibit 16.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own an aggregate of 16,499,883 shares of Common Stock constituting approximately 30.9% of the outstanding Common Stock based on 53,308,710 shares of Common Stock of the Issuer outstanding as of July 25, 2003.

(b) The following describes the beneficial ownership of shares of Common Stock held by the Reporting Persons:

Stephen I. Kahn:

(i)            Sole power to vote or to direct the vote of 14,221,186 shares of Common Stock. Of these shares, (1) Mr. Kahn directly owns 10,049,946 shares, (2) Mr. Kahn has the sole power to vote 3,952,640 shares pursuant to the Family Stockholders Agreement (as defined below), (3) Mr. Kahn has the right to acquire through the exercise of currently exercisable options 301,563 shares, and (4) Mr. Kahn owns 218,600 shares as the sole trustee of a trust for the benefit of his minor children.

(ii)           Shared power to vote or to direct the vote of 0 shares.

(iii)          Pursuant to the Support Agreement, the Reporting Person possesses the shared power to dispose or to direct the disposition of 14,221,186 shares of Common Stock. Of these shares, (1) Mr. Kahn directly owns 10,049,946 shares,(2) Mr. Kahn has the right to acquire through the exercise of currently exercisable options 301,563 shares, and (3) Mr. Kahn owns 218,600 shares as the sole trustee of a trust for the benefit of his minor children;

(iv)          Sole power to dispose or to direct the disposition of 0 shares.

Geraldine Karetsky:

(i)            Sole power to vote or to direct the vote of 2,733,703 shares;

(ii)           Shared power to vote or to direct the vote of 0 shares;

(iii)          Pursuant to the Support Agreement, the Reporting Person possesses the shared power to dispose or to direct the disposition of 4,345,140 shares of Common Stock.  Of these shares, (1) Ms. Karetsky owns 1,580,437 shares as trustee of the Geraldine Karetsky 2000 Trust, (2)Ms. Karetsky owns 12,615 shares as trustee of The Ruth Kahn Trust f/b/o Sidney S. Kahn and (3) 31,000 shares that Ms.

                Karetsky owns as trustee for the Karetsky Family Foundation;

(iv)          Sole power to dispose or to direct the disposition of 0 shares.

Christopher C. Edgar:

(i)            Sole power to vote or to direct the vote of 1,512,308 shares;

(ii)           Shared power to vote or to direct the vote of 0 shares;

(iii)          Sole power to dispose or to direct the disposition of 1,512,308 shares;

(iv)          Shared power to dispose or to direct the disposition of 0 shares.

Evan Guillemin:

(i)            Sole power to vote or to direct the vote of 529,364 shares;

(ii)           Shared power to vote or to direct the vote of 0 shares;

(iii)          Sole power to dispose or to direct the disposition over 529,364 shares;

(iv)          Shared power to dispose or to direct the disposition of 0 shares.

(c) The information set forth in Item 4 is incorporated herein by reference. (d) Not applicable. (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Kahn and Ms. Karetsky are party to that certain Family Stockholders Agreement dated December 18, 1996 (the "Family Stockholders Agreement"), which is incorporated herein by reference as Exhibit 3. The Family Stockholders Agreement gives Stephen I. Kahn the right to vote all the shares of Class A Common Stock owned by Geraldine Karetsky on all matters that come before the Issuer's stockholders. The Family Stockholders Agreement will expire on December 18, 2006.

Stephen I. Kahn is the sole trustee of a trust for the benefit of his minor children and, pursuant to the terms of the trust, has the sole right to vote and direct the disposition of the shares of Class A Common Stock owned by such trust.

Geraldine Karetsky is the trustee of each of the a) Geraldine Karetsky 2000 Trust, b) The Ruth Kahn Trust f/b/o Sidney S. Kahn and c) the Karetsky Family Foundation, pursuant to the terms of such trusts, has the sole right to vote and direct the disposition of the shares of Class A Common Stock owned by such trusts.  The shares held in the trusts listed in clauses a and b above are subject to the Family Stockholders Agreement.

The information set forth in Item 4 is hereby incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1.

Agreement and Plan of Merger dated August 16, 2000, by and among iTurf, Merger Sub and Old dELiA*s (incorporated by reference to Exhibit 1 to the Initial Schedule 13D, filed December 4, 2000 (File No. 005-56857))

Exhibit 2.

Amendment dated October 12, 2000 to Agreement and Plan of Merger dated August 16, 2000, by and among iTurf, Merger Sub and Old dELiA*s (incorporated by reference to Exhibit 2 to the Initial Schedule 13D, filed December 4, 2000 (File No. 005-56857))

Exhibit 3.

Form of Family Stockholders Agreement among Old dELiA*s, Stephen I. Kahn and the persons listed on Exhibit A thereto (incorporated by reference to Exhibit 3 to the Initial Schedule 13D, filed December 4, 2000 (File No. 005-56857))

Exhibit 4.	Power of Attorney (incorporated by reference to Exhibit 4 to the Initial Schedule 13D, filed December 4, 2000 (File No. 005-56857))

Exhibit 5.	Securities Purchase Agreement between Stephen I. Kahn and the Issuer, dated May 12, 2003 (incorporated by reference to Exhibit 5 to the Schedule 13D Amendment No. 2, filed May 15, 2003)

Exhibit 6.	Securities Purchase Agreement between Geraldine Karetsky and the Issuer, dated May 12, 2003 (incorporated by reference to Exhibit 6 to the Schedule 13D Amendment No. 2, filed May 15, 2003)

Exhibit 7.

Registration Rights Agreement among Stephen I. Kahn, Geraldine Karetsky, Christopher C. Edgar and Evan Guillemin and the Issuer, dated May 12, 2003 (incorporated by reference to Exhibit 7 to the Schedule 13D Amendment No. 2, filed May 15, 2003)

Exhibit 8.

Put Option Agreement among Stephen I. Kahn, Geraldine Karetsky, Christopher C. Edgar and Evan Guillemin and the Issuer, dated May 12, 2003 (incorporated by reference to Exhibit 8 to the Schedule 13D Amendment No. 2, filed May 15, 2003)

Exhibit 9.	Warrant issued from the Issuer to Stephen I. Kahn, dated May 12, 2003 (incorporated by reference to Exhibit 9 to the Schedule 13D Amendment No. 2, filed May 15, 2003)

Exhibit 10.	Warrant issued from the Issuer to Geraldine Karetsky, dated May 12, 2003 (incorporated by reference to Exhibit 10 to the Schedule 13D Amendment No. 2, filed May 15, 2003)

Exhibit 11.	Warrant issued from the Issuer to Christopher C. Edgar, dated May 12, 2003 (incorporated by reference to Exhibit 11 to the Initial Schedule 13D, filed May 15, 2003)

Exhibit 12.	Warrant issued from the Issuer to Evan Guillemin, dated May 12, 2003 (incorporated by reference to Exhibit 12 to the Initial Schedule 13D, filed May 15, 2003)

Exhibit 13.	Securities Purchase Agreement between Christopher C. Edgar and the Issuer, dated May 12, 2003 (incorporated by reference to Exhibit 13 to the Initial Schedule 13D, filed May 15, 2003)

Exhibit 14.	Securities Purchase Agreement between Evan Guillemin and the Issuer, dated May 12, 2003 (incorporated by reference to Exhibit 14 to the Initial Schedule 13D, filed May 15, 2003)

Exhibit 15.	Acquisition Agreement, by and among dELiA*s, Alloy and Merger Sub, dated July 30, 2003 (incorporated by reference to Exhibit 2.1 of Form 8-K of Alloy filed July 31, 2003)

Exhibit 16

Tender and Stockholders Support Agreement by and among Alloy, the Merger Sub, Stephen I. Kahn and Geraldine Karetsky, dated July 30, 2003 (incorporated by reference to Exhibit 2.2 of Form 8-K of dELiA*s filed August 4, 2003)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2003

/s/ Stephen I. Kahn
Stephen I. Kahn

/s/ Geraldine Karetsky
Geraldine Karetsky

/s/ Christopher C. Edgar
Christopher C. Edgar

/s/ Evan Guillemin
Evan Guillemin